SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sitio Royalties Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82982V101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982V101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 82982V101	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Merger Agreement, on December 29, 2022, each share of Class C Common Stock of the Issuer held by the Reporting Person were converted into the right to receive from New Parent one share of New Parent Class C Common Stock, as disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on December 2022 (the “Merger 8-K”). As a result of the foregoing, as of December 29, 2022, the Reporting Person no longer beneficially owns any shares of Class A Common Stock.
On December 29, 2022, the Reporting Persons also entered into an Assignment, Assumption and Amendment Agreement of Director Designation Agreement with the Issuer, Sitio Royalties Corp. (f/k/a Snapper Merger Sub I, Inc.), a Delaware corporation (the "New Sitio"), and each of the Principal Stockholders set forth on the signature page attached thereto (the "AAA of the Director Designation Agreement"), which amends the Director Designation Agreement, dated January 11, 2022, by and between the Issuer and the Principal Stockholders as set forth therein. Pursuant to the AAA of the Director Designation Agreement in connection with the transactions contemplated by the Merger Agreement, the Issuer assigned all of its right, title and interest in the Director Designation Agreement to New Sitio and New Sitio accepted such assignment.
The foregoing summaries of the transactions that were consummated pursuant to the Merger Agreement and the AAA of the Director Designation Agreement do not purport to be complete and are qualified in their entireties by, the full texts of the Merger 8-K and the AAA of the Director Designation Agreement which is attached to the Current Report on Form 8-K filed by New Sitio with the SEC on December 29, 2022 as Exhibit 10.3, and is incorporated herein by reference as Exhibit G.

CUSIP No. 82982V101	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c), (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	None.

(e)	December 29, 2022.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit G	Assignment, Assumption and Amendment of Director Designation Agreement (incorporated by reference to Exhibit 10.3 to New Sitio's Current Report on Form 8-K filed on December 29, 2022).

CUSIP No. 82982V101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2023

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel